November 30, 2017

Mr. David Irving
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Ben Franklin Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 29, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 13, 2017
File No. 000-55352

Dear Mr. Irving:

This letter is in response to the comments below from the limited review of our filing of financial statements and disclosures.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements And Supplementary Data
Financial Statements

Note 1 – Summary of Significant Accounting Policies

New Accounting Standards, pages 71-72

We note you elected to comply with new or amended accounting pronouncements in the same manner as a private company as disclosed on page 34. Please expand your disclosures in future filings to provide the date on which you will adopt the recently issued accounting standards, assuming you remain an Emerging Growth Company as of such date.

Response – In future filings, we will expand our disclosure to include the date on which we will adopt the recently issued standards.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 6. Exhibits

Exhibit 32.1 – Section 1350 Certification

We note the first paragraph of the certification in which only C. Steven Sjogren provides his certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please revise future filings to include the name and position of your Principal Financial Officer in the first paragraph of the certification as well.

Response – In future filings, we will include the name and position of our Principal Financial Officer in the first paragraph of the certification in addition to the name of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Sincerely,

/s/ Glen A. Miller
Glen A. Miller
Sr. VP - Chief Financial Officer